Issuer Free Writing Prospectus Dated September 2, 2020 Filed Pursuant to Rule 433 Relating to Preliminary Prospectus Dated July 24, 2020 Registration Statement No. 333 - 239113 Car House Holdings Co. , Ltd.

2 Forward - Looking Statements This presentation includes statements that are, or may be deemed, “forward - looking statements“ . In some cases these forward - looking statements can be identified by the use of forward - looking terminology, including the terms ”believes,” “estimates,” “anticipates,” expects,“ ”plans,“ intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” “potential,” or in each case, their negative or other variations thereon or comparable terminology, although not all forward - looking statements contain these words . They appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the automobile products and e - commerce markets in China, the prospects of automobile products and service businesses as stated herein . By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and regulatory developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated . Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operation, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward - looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of the preliminary prospectus contained in the registration statement on Form F - 1 (File No . 333 - 239113 ) initially filed with the Securities and Exchange Commission (the “SEC”) on July 24 , 2020 as amended thereafter, for our proposed initial public offering (the "Registration Statement") . In addition, even if our results of operations, financial conditions and liquidity, and the development of the industries in which we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive of results or developments in future periods . Any forward - looking statement that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update or revise publicly any of the forward - looking statements after the date hereof to conform the statements to actual results or changed expectations except as required by applicable law . You should read carefully the factors described in the "Risk Factors" section of the prospectus contained in the Registration Statement to better understand the risks and uncertainties inherent in our businesses and any forward - looking statements . The trademarks and its symbols used herein are the properties of their respective owners . Industry and Market Data In this investor presentation, we rely on and refer to information and statistics regarding the sector in which we compete and other industry data . We obtained this information and statistics from third - party sources, including reports by market survey companies and other sources . We have supplemented this information where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management’s best view as to information that is not publicly available . 1

3 Free Writing Prospectus Statement This free writing prospectus relates to the proposed public offering of ordinary shares of Car House Holding Co . , Ltd . (the “ Company ” ) and should be read together with the Registration Statement filed by the Company with the SEC for the offering to which this presentation relates and may be accessed through the following web link : https : //www . sec . gov/Archives/edgar/data/ 1787100 / 000121390020018544 /ea 124320 - f 1 a 1 _carhousehold . htm . The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC Web site at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Network 1 Financial Securities, Inc . , 2 Bridge Ave, Suite # 241 , Red Bank, NJ 07701 , or by calling + 1 (800) - 886 - 7007 . , or contact Car House Holding Co . , Ltd . , via email : IR@car - house . cn . 2

4 1 2 3 4 5 Investment Highlights & Offering Summary Company Introduction Business Overview Industry Analysis Financial Highlights Contents 4

5 PART 0 1 Investment Highlights & Offering Summary 5

Car House

Investment Highlights

1 Competitive Market Position

- The China's largest automotive B2B platform (by gross merchandise volume and market share) and one of the few online marketplace that focus on automotive products in China.
- Leading in the number of brand names selling on the platform, as well as SKUs and wholesale customers registered with our platform
- GMV reached $83 million in FY2019 and $65 million in 1H FY20

2 Integrated and Sustainable Business Model

- The integration of online and offline resources facilitates our overall product sales and increases awareness of our brand
- Our brand Carori is a well-known brand of the China's auto perfume industry, which lays the foundation for stable revenue growth
- Strategic investment from Autobacs, a leading auto supplies company in Asia market, for Round A and round B financing

3 Favorable Market Trend

- China's automotive supply market is expected to grow at a compound annual growth rate of 16.9% (2019-2023) and reach RMB 431.6 billion by 2023; the GMV of China's automotive supply B2B market is expected to be a CAGR of 21.8% (2019-2023) and reach RMB153.5 billion by 2023
- With increasing Internet and mobile penetration rates, China has been a leading player in the e-commerce industry in terms of scale and diversity

4 Strong Growth & Nasdaq Listing Plan

- Recorded total revenue of $30.9 million in FY19 and $16.8 million in 1H FY20, a YoY growth of 26% and 34%, respectively; gross profit was $13.7 million in FY19 and $6.5 million in 1H FY20, a YoY growth of 38.6% and 40.1%, respectively; Net income of $4.4 million in FY19 v.s. $0.7 million in FY18
- Successful Nasdaq listing is anticipated to improve the Company profile and visibility, and enable us access capital for business expansion

5 Industry Leading R&D Capability

- In-house R&D teams to develop all auto perfume, air freshener products and the technology infrastructure for the online marketplace
- We have been dedicated considerable resources to technology and product R&D efforts; 235 patents, 10 software copyright and 155 trademarks as of the date of the prospectus
- Original auto air fresheners and perfume system break the monopoly of auto freshener technology of well-known auto brands

6

7 Offering Summary Issuer Car House Holding Co . , Ltd . Securities Ordinary Shares Ticker NasdaqCM : CARH Pre - Offering Shares Outstanding 11 , 250 , 000 Number of Shares Offered 3 , 850 , 000 Post - Offering Shares Outstanding 15 , 100 , 000 ＊ Offering Price Per Share $ 6 . 50 - $ 7 . 50 Gross Proceeds Min : $ 25 , 025 , 000 ＊ ; Max : $ 28 , 875 , 000 ＊ Post - Offering Valuation $ 98 , 150 , 000 - $ 113 , 250 , 000 ＊ Use of Proceeds ** (i) 30 % enhancing data analysis and operational capacity of the E - commerce platform (ii) 25% marketing and promotion of our brand and products (iii) 25% upgrading manufacturing facility and equipment and (iv) 20% general administration and working capital Underwriter Network 1 Financial Securities, Inc . Target Offering Date Q 3 2020 7 ＊ Exclusive full exercise of underwriters’ over - allotment option to purchase up to 577,500 additional ordinary shares ** Based on current estimate of the Company

8 PART 0 2 Company Introduction 8

9 Our Mission and Value We position ourselves as a solution provider that integrates online and offline resources to provide one stop shopping for automotive product consumers in China. 9

10 Corporate Structure and Strategic Investor • Autobacs, the largest automotive supply enterprise in Asia, invested approximately $10.72 million in the Company’s operating subsidiary and will own 14.9% of equity interest of the Company upon the completion of the IPO • In November 2018, the Company became the exclusive authorized dealer of Autobacs China to sell its fully synthetic Engine oil, ATF oil and CVTF oil under the brand name “Autobacs” in China (excluding Hong Kong and Taiwan). 10 JW2

Major Milestone

Car House

2004

- Started business in developing, manufacturing and selling auto perfume and air freshener products

2010

- Attended the 2010 Shanghai World Expo and selected as the official partner for the “Auto Changes Life” theme week of the event as the only auto freshener business in the Expo

2016

- Launched Car House mobile APP and started auto products e-commerce business in April

2017

- Entered into a strategic investment agreement with Autobacs Seven Co. Ltd.

2018

- GMV reached 64 million
- Registered B2B customers reached 130K of which active users of 110K
- 2336 third-party merchants

- Launched auto beauty shop business in May
- Became the exclusive authorized dealer of Autobacs China in November
- Car House Holding Co. Ltd. was incorporated in December

2019

- 2600 third-party merchants selling 184K types of auto products
- GMV increased to $83 million and $65 million as of June 30, 2020 and December 31, 2019, respectively
- 177K registered wholesale cumstomers of which 153K active users on our marketplace in the six months ended December 31, 2019

- Autobacs invested $5.85M, upon the completion of which Autobacs owns 20% of outstanding equity pre-IPO

2020

- As of April 2020, 3,100 third-party merchants, SKUs of 210K with 3,200 brand names
- 180K registered wholesale cumstomers of which 153K active users on our marketplace

11

12 Senior Leadership • Mr. Xiao served as our COO and Director of the Company since December 2018 • Mr. Xiao served as a director and sales manager of Guangdong CarHouse E - Commerce Technology Co., Ltd. since December 2014 and since November 2007. • served as Chief Representative of Mainland Business of Taiwan Jieseng International Co., Ltd. from March 2006 to October 2007 • obtained an associate degree in Economics from Guangdong University of Finance in China. • Mr. Jiang served as our CEO and Chairman of our Board since December 2018 • Mr. Jiang has 20 years of experience in the automotive product industry. • Served as the General Manager and the Chairman of the Board of Directors of Guangdong CarHouse E - Commerce Technology Co., Ltd. one of our operating subsidiaries since July 2004 and December 2014, respectively • served as the General Manager of Dongguan Riyou Daiye Products Co., Ltd. from December 2002 to July 2004 • Obtained an associate degree in Japanese from Jixi Tianli Foreign Language College. • Mr. Okubo served as our director since September 2019. serving as a member of corporate planning department of Autobacs Seven Co., Ltd. since December 2018. • served as a member of overseas business department of Autobacs Seven Co., Ltd. from March 2015 to December 2018 • served as a member at Classic Capital Corporation Co., Ltd. from September 2010 to July 2015 • served as a member at Japan Asia Investment Co., Ltd. from January 2008 to July 2010 • Mr. Okubo obtained a bachelor’s degree in Commerce and Management from Hitotsubashi University. • Mr. Chan served as our CFO since October 2019 • Mr. Chan is an experienced finance and treasury executive with more than 30 years’ experience in private equity, and structured finance in the US, Pan Asia and China • Served as independent director of Wah fu Education Group Ltd. since August 2018. Since January 2017, Mr. Chan has served as the Managing Director Asia of IAA - Advisory Associates, from April 2012 to December 2016, Mr. Chan served as Operating Partner of CITIC Capital. From July 2007 to March 2012, Mr. Chan served as Chief Executive Officer of BNP Paribas Leasing Solutions China • Certified Public Accountant in the U.S., and received a B.A. in Accounting from Baruch College and a M.B.A. in Business Administration from New York University. • Mr. Fang served as our CTO since December 2018 • Mr. Fang severed as the General Manager of e - commerce department of Guangdong CarHouse E - Commerce Technology Co., Ltd. since November 2015 • served as the General Manager of Shenzhen Sanliuwu Information Technology Co., Ltd., from July 2013 to November 2015 and served as a branch manager at China Power Technology Co. Ltd. from October 2010 to August 2013 • obtained an associate degree in Interior Design and Computer Design from Heilongjiang Institution of Technology Haitao Jiang CEO & Chairman Yik C. Chan CFO Chonghao Xiao COO Ryo Okubo Director (Representative from Autobacs) Xinglin Fang CTO 12

13 Independent Directors • Mr. Wang served as our independent director since October 2019 • Mr. Wang served as the Standing Deputy Secretary General and a Standing Director of China Automotive Maintenance and Repair Trades Association since August 2016. • For the period from August 2001 to August 2016, Mr. Wang served as the Deputy Secretary General and a Standing Director of China Automotive Maintenance and Repair Trades Association. • Mr. Wang obtained an associate degree in Automobile from Liaoning Transportation School. • Mr. Ueno served as our independent director since October 2019 • Mr. Ueno Served as the Director of Operation of SPR Japan Co., Ltd. since April 2014. • Served as the General Manager of K.K Dolcia , a confectionary maker company in Japan from February 2012 to September 2014 • Mr. Ueno served as a director of Tokyo branch at K.K Estansia , a staffing company in Japanfrom February 2010 to December 2012. • Mr. Ueno obtained a bachelor’s degree in Marketing from Colorado State University and a master’s degree in Business Administration from Mcgill University • Ms. Yang served as our independent director since March 2020 • Ms. Yang served as a LCMS application scientist of Agilent Technologies since May 2006. • Mr. Yang served as a postdoctoral researcher at University of California, Los Angeles from August 2003 to May 2006. • Obtained a bachelor’s degree in Organic Chemistry from Nankai University and a master’s degree in Bioorganic Chemistry from Peking University. Mr. Yang also obtained his Ph.D degree in Medicinal Chemistry from University of Illinois at Chicago Fengling Wang Independent Director Raymond Kei Ueno Independent Director Yanan Yang Independent Director 13 • Mr. Sherman will serve as a director as of the effective date of the registration statement • Mr. Sherman has been a full - time financial management and accounting professor at Northeastern University since July 1985. • Served as a board member and treasurer of D - Tree International since July 2019. • Served as board members and the chair of the audit committee for several public companies listed on Nasdaq • Over 40 years of experience in accounting, auditing, financial management, business management, and corporate governance. • Holds a bachelor’s degree in economics from Brandeis University, a master’s degree in business administration from the Harvard Graduate School of Business Administration, and a doctorate degree in business administration from the Harvard Graduate School of Business Administration. He is a member of the American Institute of Certified Public Accountant. H. David Sherman Independent Director

14 PART 0 3 Business Overview 14

Integrated and Sustainable Business Model

Car House is the Only Profitable Automotive Supply B2B Platforms in China



Supplier
Auto Perfume
Air Freshener
+
Third Party
Products
+
Autobacs
Oil
Sourcing/Quality
B2B
Platform
Direct Sales
+
Services
Products
Customer
Car Dealers
Other Auto
Accessory
Retailers
Auto Beauty
Shops
Retail Customers

Products Sales	Marketplace Service	Auto Beauty Shop Service
Auto Perfume	Sales of Car House Products	Car Wash
Air Freshener	Transaction Commission	Car Maintenance
Other Products	Membership Service Fee	Automotive Detailing
	Promotion & Advertising Fee	Sales of Car House Products

- Headquartered in Dongguang, known as “World Manufacturing Center”, we operate a B2B E-Commerce marketplace of automotive products focusing on serving wholesale and retail customers in China and we also have been specializing in the R&D, manufacturing and sales of auto perfume and air fresheners since our inception in 2004
- Our B2B E-Commerce Platform Car House mobile application and www.car-house.cn launched in April 2016
- We combine B2B and O2O models, which not only attracts customers through online promotion but also improves customer satisfaction through offline stores

15

16 B2B E - Commerce Marketplace * Note: fiscal year ends April 30 • Sales through our mobile APP have grown significantly since its launch in 2016 • Approximately 99% of our GMV was generated from our mobile APP in FY2019 • Our Android - and iOS - based mobile applications allow customers to quickly and efficiently view, discover, select and purchase our products offered at our sales events. • 3,100 domestic and international merchants with over 3,200 brand names • $83 million GMV for the fiscal year 2019 and 210,000 SKUs of products currently available which is the highest among major platforms focusing on automotive products • Currently 177K wholesale registered customers including 153K active users Car - House.cn Website Car House Mobile Application Our technology platform currently has the capacity to process up to 2,000 orders per day 16

17 Automobile Products and Auto Beauty Shops Auto perfume, air freshener and other products sales accounted for 69.2 % and 90.2% of our total revenue for the first six months of fiscal year 2020 and 2019, respectively Auto Perfume 香百年 Carori Engine Oil Auto Air Freshener Auto Beauty Shop 17

18 Proprietary Technologies and Facilities Headquarter office in Jinshan District, Shanghai: 28,549 m 2 2 fertilizer factories in Weihai City, Shandong Province: 10,373 m 2 1 fertilizer factory under construction in Heilongjiang Province Apple orchard in Weihai City, Shandong Province: 350 mu (57.66 acres) 1 black goat slaughterhouse in Chuxiog City, Yunnan Province The vertical integration of R&D, manufacturing and sales process allows us: • implement efficient qualify control • efficiently communicate and better understand customer requirements and industry trends • improve our customers’ user experience and enhancing our brand image. We manufactured approximately 1,000 units of auto perfume and air freshener products in FY2019 • 30,800 square meter manufacturing facility in Dongguan, Guangdong, • Received a series of quality control certifications, including ISO9001, ISO14001 and SA8000 • Merchandise authorization by the Walt Disney Company(Japan) Ltd. • Release 20 new products every year to stay competitive • Participating in drafting of the Industry Standards • Land supported by local government 235 patents 339 fine art work copyrights 10 software copyrights 155 trademarks 99 patents pending for approval Our research and development efforts are led by a technology team of over 30 members that focuses the development and design of auto air freshener products and a technology team of over 30 members dedicated to the development and upgrading of our car - house platform and mobile application. 18 JW1

19 Selected Brands on our Marketplace • 3,200+ brand names selling on our platform, which is higher than those of our major competitors. • We have implemented a strict and systematic selection process for third - party merchants. • We generally choose to work with third - party merchants with good track records and high quality product offerings. • The size of merchants we select varies, ranging from reputable international brand names to local businesses. 19

20 Competition • We primarily compete with small and medium size PRC companies such as Cheboshi , Kuaimeite and Xiangpiaowanjia • We also compete with international corporations such as Procter & Gamble that sell auto perfume and air fresheners in China • Our niche focus, long established relationships with customers in this niche market and strong research & development capacity will provide us advantages in competing with these players • Our competitors are small platforms with less merchants, products and purchasers such as imcyz.com, 9daye.com and yasn.com • We are the largest automotive supply B2B platform in China in terms of GMV and market shares* • Our competitive strength is attributable to our ability to combine online B2B business model with our offline services and our strategy to increase the percentage of high value and high profitable products sold on our platform. Online Marketplace Products Market *Source: CRI report 20

21 Growth Strategy Integrate Different Business Segments • Leverage our existing customer relationships developed through offline auto perfume and air freshener sales to attract additional customers and maintain existing customers for our online marketplace. • Market our own auto perfume and air freshener products through our marketplace to access customers that are outside the coverage of our traditional marketing channels. Implement Strategies to Attract Reliable Third Party Merchants • Explore alternative marketing strategies such as seeking strategic relationships with organizations and social platforms that serve auto product retailers, auto dealers and other wholesale consumers for products • Word - of - mouth referrals, participation in industry events as well as traditional and new media advertising to expand the customer base Exploring Alternative Channels to Expand Customer Base • Attract small and medium size automotive product manufacturers and wholesalers • Cooperation with auto parts malls in Guangdong to offer sale opportunities on our platform for their merchants and expand the cooperation model nationwide • Develop merchants crediting feature based on key criteria to select more reliable and reputable third party merchants and improve customers’ shopping experience on our platform 21

22 PART 0 4 Industry Analysis 22

Favorable Market Trend

The increasing automobile reserves will drive the growth of China's automotive supply market. It is expected that the market size of automotive supply in China will grow at a CAGR of more than 10% from 2019 to 2023

- The market size of PRC automotive supply is anticipated to reach $66.66 billion in 2023, representing a CAGR of 16.90% from 2019 to 2023
- The GMV of China's automotive supply B2B industry is expected to reach$21.93 Billion in 2023, representing a CAGR of 21.80% from 2019 to 2023

Thriving Internet and e-commerce industries in China, the number of mobile Internet users in China exceeded 1 billion at the end of 2018, which will promote the development of the automotive supply B2B industry

- O2O users increased from less than 100 million to 300 million can promote the development of B2B+O2O in the automotive supply industry

E-commerce GMV and B2B E-commerce GMV in China, 2014-2018



RMB trillion
35
30
25
20
15
10
5
0
16.39
10.00
21.79
13.90
26.10
16.70
29.16
20.50
31.63
22.50
2014
2015
2016
2017
2018
E-commerce
B2B e-commerce
2014-2018 CAGR
17.9%
22.5%

Source: The Department of Electronic Commerce and Informatization of China's Ministry of Commerce

GMV of China's Automotive Supply B2B Industry, 2014-2023

	GMV (RMB billion)				
Year	Electronics	Decorations	Beauty and maintenance	Others	Total
2014	8.84	8.03	6.08	3.36	26.31
2015	12.02	10.36	8.20	4.06	34.63
2016	14.30	12.53	9.77	4.89	41.49
2017	17.02	15.17	11.65	5.89	49.72
2018	18.98	20.07	13.88	7.83	60.77
2019F	23.59	21.65	16.12	8.33	69.69
2020F	27.48	25.55	18.71	9.74	81.49
2021F	32.02	30.15	21.72	11.40	95.29
2022F	37.30	35.58	25.22	13.34	111.44
2023F	48.89	53.79	32.66	18.21	153.54
2014-2018 CAGR	21.1%	25.8%	22.9%	23.5%	23.3%
2019-2023F CAGR	20.0%	25.5%	19.3%	21.6%	21.8%

Source: The CRI Report

Top 5 automotive supply B2B platforms in China

Name	GMV of automotive supply in 2018 (RMB million)	Market share
Car House	535	0.88%
Kzmall	120	0.20%
MCYZ	110	0.18%
9daye	100	0.16%
Yasn	85	0.14%

Source: The CRI Report

23

24 PART 0 5 Strong Growth and Profitability 24

25 0.3 3.7 0.9 2.0 41.7% 74.2% 56.6% 79.6% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 FY18 FY19 1HFY19 1HFY20 APP Services Revenue Gross Margin 24.1 25.3 11.3 11.6 40.2% 41.9% 34.8% 39.0% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 40.0% 45.0% 0.0 5.0 10.0 15.0 20.0 25.0 30.0 FY18 FY19 1HFY19 1HFY20 Auto Perfume, Air Freshener and Other Products Revenue Gross Margin Operating Matrix ($M) 64 83 46 65 0 10 20 30 40 50 60 70 80 90 FY2018 FY2019 1H19 1H20 GMV of Marketplace 25 • The GMV of our marketplace in 1H2020 increased by 41.3% YoY to $65 million • The revenue from our APP Services in 1H2020 was $2 million with gross margin of 79.6% • The revenue from our Auto Perfume, Air Freshener and Other Products in 1H2020 was $11.6 million with gross margin of 39%

26 $30.9 Million FY19 Revenues $0.93 FY18 EPS Revenue ($M) and Gross Margin (%) 24.4 30.9 12.5 16.8 40.4% 44.2% 36.9% 38.6% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% - 5.0 10.0 15.0 20.0 25.0 30.0 35.0 FY18 FY19 1HFY19 1HFY20 ▪ Revenue increased by 26.7% to $30.9 million in FY19, mainly due to the growth of services revenue and sales of engine oil as the exclusive dealer of Autobacs China starting November 2018 ▪ Gross margin increased 3.8 percentage points to 44.2% in FY19, mainly due to higher margin from services segment ▪ EPS was $0.44 and $0.07 in FY19 and FY18, respectively Note: fiscal year ends June 30 $0.44 FY19 EPS EPS ($) 0.07 0.44 0.04 0.15 FY18 FY19 1HFY19 1HFY20 US Dollars Financial Highlights 26 JW3

27 Impacts from COVID - 19 and Economic Downturn Impact from COVID - 19 and Measures We Take • Temporarily closed all offices in China and ceased production operations and expected a short - term decline in sales in 3Q FY2020 • Delays in the shipment of products to our customers, increased costs and reduced revenue • Accounts receivable and allowance for doubtful accounts may increase due to failure of timely payment • To mitigate the negative impacts of the COVID - 19 pandemic on our operating results, 1) we implemented programs to assess the creditworthiness of our customers before extending credit sales, 2) we demand letters of undertaking for repayment for custom ers whose account receivable balances are overdue, and 3) launched new products, such as disinfectant auto perfume and air freshener, portable disinfectant spray, which was on active demand during the pandemic Impact from Overall Economic Slowdown in China and Measures We Take • O ur financial condition and results of operations may be adversely affected by government control over capital investments or cha nges in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adv ersely affect our results of operations and certain operating costs and expenses, such as employee compensation and office operating ex penses, may increase as a result of higher inflation. • PRC government’s measures to control the pace of economic growth could lead to a reduction in demand for our products and ser vic es, and consequently have a material adverse effect on our businesses, financial condition and results of operations. • To mitigate the impact from overall economic slowdown, we are implementing strategies that integrate different business segme nts to increase overall competitive ability, explore alternative channels to expand customer base and attract reliable third party m erc hants such as auto parts malls nationwide

28 Competitive Market Position GMV for the FY2019 $83M Registered Wholesale Customers 180K Third - party Merchants 3100 + SKUs 210K 3200 + Brand Names 235 Patented auto perfume & air fresheners We are the China’s largest automotive supply B2B Online Marketplace by market share and GMV* The data excerpt GMV was as of April 14, 2020 and fiscal year ends June 30 * source: CRI’s market survey FY2019 (fiscal year ends June 30) Revenue 30.9 million , 26.7% YoY growth Gross Margin 44.2% Net Income $4.4 million , 507.3% YoY growth Exclusive Authorized Dealer of Autobacs China 3 $31M Revenue for the FY2019

Comparable Valuation

Company Name	Ticker	Price 9/1/2020	Mkt Cap ($M)	BVPS (MRQ)	EPS FY19A	EPS FY20E	EPS FY21E	P/E FY19A	P/E FY20E	P/E FY21E	Revenue FY19A	Revenue FY20E	Revenue FY21E	P/B (MRQ)
Car House Holding Co. Ltd. (Mean)*	**CARH**	**$7.00**	**$106**	**$1.55**	**$0.44**	**$0.41**	**$0.63**	**15.9x**	**17.1x**	**11.1x**	**$31**	**$35**	**$53**	**4.5x**
Pinduoduo Inc.	PDD	$91.36	$109,727	$2.68	($0.87)	($0.66)	$0.51	NM	NM	179.1x	$4,306	$7,040	$11,170	34.1x
Alibaba Group Holding Limited	BABA	$298.00	$718,575	$40.38	$4.77	$8.73	$11.15	62.5x	34.1x	26.7x	$53,835	$95,730	$120,520	7.4x
JD.com Inc.	JD	$82.49	$101,577	$8.27	$1.17	$1.32	$2.01	70.5x	62.5x	41.0x	$82,413	$103,060	$123,280	10.0x
Baozun Inc.	BZUN	$43.50	$2,649	$5.90	$0.67	$1.30	$1.82	64.9x	33.5x	23.9x	$1,040	*$1,310*	$1,640	7.4x
Vipshop Holdings Limited	VIPS	$16.33	$16,064	$4.84	$0.85	$1.31	$1.60	19.2x	NA	NA	$13,285	$14,010	$15,800	3.4x
U.S. Auto Parts Network, Inc.	PRTS	$12.65	$528	$0.39	($0.89)	($0.11)	($0.03)	NM	NM	NM	$281	*$303*	$322	32.4x
O'Reilly Automotive, Inc.	ORLY	$473.20	$34,535	$1.47	$17.88	$20.97	$21.62	26.5x	22.6x	21.9x	$10,150	$11,080	$11,390	321.9x
XPEL, Inc.	XPEL	$25.42	$552	$1.27	$0.51	$0.37	$0.62	49.8x	68.7x	41.0x	$130	$131	$159	20.0x
Mean								**48.9x**	**44.3x**	**55.6x**				**54.6x**
Median								**56.2x**	**34.1x**	**33.9x**				**15.0x**

Assume: Offering size of 3.85M shares at offering price of Min $6.5 to Max $7.5 per share, gross proceeds of Min $25M~Max $29M

Source: Financial Model of the Company; Yahoo Finance

29

30 Statements of Income 27

31 Selected Balance Sheet and Cash Flow Data 28

At Company Fanchun He, Board Secretary hfc@car - house.cn +86 - 18928205871 Underwriter Steven Sun jsun@netw1.com +1 973 204 9757 Investor Relations EverGreen Consulting Inc. IR@changqingconsulting.com +1 - 908 - 510 - 2351 +86 13811768559 IPO Global Advisor Ashely Ai Ashely.ai@horwathcapital.com.cn +86 - 10 - 85171616 ext. 116 Thank s